Called Higher Studios, Inc. and Subsidiaries

Consolidated Financial Statements and
Independent Auditor’s Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Called Higher Studios, Inc.

We have audited the accompanying consolidated statement of financial position of Called Higher Studios, Inc. and its subsidiaries as of December 31, 2021, and the related consolidated statement of operations, consolidated statement of cash flows, and consolidated statement of changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Called Higher Studios, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The comparative financial statements herein for the year ended December 31st, 2020 were audited by a different firm. The audit report dated April 29th, 2021 indicated that the financial statements presented fairly in all material respects, the financial position of Called Higher Studios, Inc. as of December 31st, 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 13, 2022

Vincenzo Mongio

Consolidated Statement of Financial Position

	Year Ended December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 453,205	$ 225,522
Funds Held in Escrow	46,278	38,189
Inventory	28,580	284
Note Receivable, Related Party	-	30,300
Note Receivable	3,300	-
Prepaid Expenses	21,100	13,328
Due From Related Party	64,184	67,502
Stock Subscription Receivable	-	40,427
Total Current Assets	$ 616,647	$ 415,552
Non-Current Assets		
Fixed Assets, Net of Depreciation	$ 1,883	$ -
Investment in Original Programming	1,928,544	81,012
Note Receivable, Long-Term	-	3,000
Intangible Assets	35,705	-
Total Non-Current Assets	1,966,132	84,012
TOTAL ASSETS	$ 2,582,779	$ 499,564
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 16,652	$ 8,170
Other Current Liabilities	20,393	-
Accrued Expenses	20,134	3,463
Deferred Revenue, Related Party	2,050,000	-
Total Liabilities	$ 2,107,179	$ 11,633
Stockholders' Equity		
Preferred stock $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2021	$ -	$ -
Class A common stock, $0.00001 par, 10,000,000 shares authorized, 1,454,953 shares issued and outstanding as of December 31, 2021	13	11
Class B common stock, $0,00001 par, 5,000,000 shares authorized, 1,687,500 shares issued and outstanding as of December 31, 2021	17	17
Additional Paid-in-Capital	1,644,689	1,142,458
Accumulated Deficit	(1,169,119)	(654,555)
Total Stockholders' Equity	$ 475,600	$ 487,931
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,582,779	$ 499,564

Consolidated Statement of Operations

	Year Ended December 31, 2021	2020
Net Revenues	$ 48,904	$ 2,942
Cost of Net Revenues	(48,150)	(7,302)
Gross Loss	$ 754	$ (4,360)
Operating Expenses		
General and Administrative	$ 345,286	$ 209,694
Research and Development	144	604
Sales & Marketing	243,710	388,457
Total Operating Expenses	$ 589,140	$ 598,755
Loss from Operations	$ (588,386)	$ (603,115)
Other Income/(Expense):		
EIDL Grant	$ -	$ 1,000
Other Income	(72,193)	-
Interest Income	(1,800)	300
Interest Expense	169	-
Total Other Income/(Expense)	$ (73,824)	$ 1,300
Provision for Income Tax	-	-
Net Income (Loss)	$ (514,562)	$ (601,815)

Consolidated Statement of Cash Flows

Year Ended December 31,

	2021	2020
Cash Flows from Operating Activities		
Net Loss	$ (514,562)	$ (601,815)
Adjustments to Reconcile Net Loss to Net Cash Used in		
Operating Activities:		
Amortization of Website Development	-	1,193
Changes in Operating Assets and Liabilities:		
(Increase) / Decrease in Prepaid Expenses	59,729	(13,328)
(Increase) / Decrease in Cash in Escrow	(8,089)	-
(Increase) / Decrease in Inventory	(28,295)	(284)
(Increase) / Decrease in Accrued Expenses	16,933	3,461
(Increase) / Decrease in Other Current Liabilities	16,062	-
(Increase) / Decrease in Accounts Payable	8,482	5,668
(Increase) / Decrease in Deferred Revenue, Related Party	2,050,000	-
Net Cash used in Operating Activities	$ 1,604,030	$ (610,773)
Cash Flows from Investing Activities		
Advance to Related Party	$ (64,184)	$ (67,502)
Investment in Original Programming	(1,847,535)	(81,012)
Purchase of Fixed Assets	(1,883)	-
Payments for Issuance of Note Receivable	30,300	(33,300)
Purchase of Intangible Assets	(35,705)	-
Net Cash Used In Investing Activities	$ (1,919,007)	$ (181,814)
Cash Flows From Financing Activities		
Proceeds from Issuance of Class A Common Stock	677,203	1,145,001
Offering Costs	(134,543)	(170,716)
Net Cash Provided by Financing Activities	$ 542,660	$ 974,285
Net Change in Cash	$ 227,683	$ 187,366
Cash at Beginning of Period	225,522	38,156
Cash at End of Period	$ 453,205	$ 225,522
Supplemental Disclosure of Non-Cash Financing Activities		
Shares Issued as Broker Compensation	$ 17,353.00	$ 4,429.00

Consolidated Statement of Changes in Stockholders' Equity

	Common Stock							
	Class A Common Stock		Class B Common Stock					
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Total Shareholder' Equity
Balance at December 1, 2020	189,930	1	1,687,500	17	164,870	-	(52,740)	112,148
Issuance of Class A Common Stock - Regulation CF	946,168	10	-	-	926,050	-	-	926,060
Issuance of Class A Common Stock - Regulation A	40,119	-	-	-	221,456	-	-	221,456
Offering Costs	-	-	-	-	(199,347)	-	-	(199,347)
Issuance of Class A Common Stock	4,529	-	-	-	25,000	-	-	25,000
Issuance of Class A Common Stock - Broker Compensation	802	-	-	-	4,429	-	-	4,429
Net Loss	-		-	-	-		(601,815)	(601,815)
Balance at December 31, 2020	1,181,548	11	1,687,500	17	1,142,458	-	(654,555)	487,931
Issuance of Warrants	-	-	-	-	37,397	-	-	37,397
Issuance of Class A Common Stock - Regulation A	108,102	1	-	-	582,023	-	-	582,024
Offering Costs	-	-	-	-	(134,542)	-	-	(134,542)
Restricted Stock Grant - Class A Common Stock	144,323	-	-	-	796,663	(796,663)	-	-
Issuance of Class A Common Stock - Broker Compensation	20,980	1	-	-	17,353	-	-	17,354
Net Loss	-	-	-	-	-	-	(510,492)	(510,492)
Balance at December 31, 2021	1,454,953	13	1,687,500	17	2,441,352	(796,663)	(1,165,047)	479,672

Called Higher Studios, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31st, 2021
$USD

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (the "Company") is a corporation organized on June 4, 2019 under the laws of Delaware. The Company's mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.

On February 22, 2021, the Company formed Camp Hideout, LLC in the state of Tennessee. This Company was organized to produce and license the feature film, "Camp Hideout". It is currently a wholly-owned subsidiary of the Company.

On March 16, 2021, the Company formed By Krave, LLC in the state of Tennessee. This Company was organized with two members and is a retailer of jewelry both at the retail and wholesale levels. On November 22, 2021, the Company entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding, during 2020 with a Regulation A offering, and during 2021 with a second round of offering under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to

stockholders' equity upon the completion of the offering. As of the audit date, the first round of offerings under Regulation Crowdfunding and Regulation A have closed and those deferred costs are charged to stockholder's equity in the amount of $333,889.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, jewelry etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2021 and 2020 consisted of finished goods of were $31,347 and $284, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

The Company capitalized $1,847,532 and $81,012 of program rights and movie production costs incurred in 2021 and 2020, respectively and no amortization expense has been recorded as of December 31, 2021 as no projects have been completed. The carrying balance of the program rights and production costs as of December 31, 2021 and 2020 was $1,928,544 and $81,012, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted

tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,119,527 and $609,035 as of December 31, 2021 and 2020, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $1,119,527and $159, as of December 31, 2021 and 2020, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2021 and 2020.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2021. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

Costs of Revenues

Costs of revenues include product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $765,746 and $601,817 during the years ended December 31, 2021 and 2020, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of stock in 2022 and has raised capital in 2021. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTE RECEIVABLE

Related Party

During 2020, the Company loaned $30,000 to a related party at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. This note was fully repaid during 2021.

During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considered payable on demand. $64,184 remains outstanding as of December 31, 2021.

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year. During 2022, and as of the date of this report, this loan has been fully repaid.

NOTE 5: STOCKHOLDERS' EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10 million shares of Class A Voting Common Stock and 5 million shares of Class B Voting Common Stock, along with authorizing 5 million shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company's board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

As of December 31, 2021 and 2020, 1,454,943 and 1,181,448 shares of Class A Voting Common Stock were issued and outstanding, respectively. As of both December 31, 2021 and 2020, 1,687,500 shares of Class B Voting Common Stock were issued and outstanding, respectively.

Common Stock Issuances

During the year ended December 31, 2021, the Company raised gross proceeds of $582,023 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 108,102 shares of Class A Voting Common Stock at $5.52 per share. Funds in the amount of $46,278 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These funds are expected to be disbursed during 2022.

During the year ended December 31, 2021, the Company has committed investments totaling $201,320 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, for Class A Voting Common Stock at $3.05 per share. The money has not been disbursed to the Company and is still in escrow. As such, the investment was not finalized and the 66,007 shares from those investments were not issued as of year-end. This investment, along with additional committed amounts was received in February of 2022.

The Company also incurred an additional $134,543 of offering costs during 2021 for a total balance of $333,889 and $199,347 for the years ended December 31, 2021 and December 31, 2020, respectively, in connection with the Regulation Crowdfunding and Regulation A offerings.

In December 2020, the Company entered into an agreement to grant a restricted stock award to an advisor for services. In the agreement, the Company issued an initial amount of 133,596 shares of Class A voting common stock. These were to be adjusted following the close of the Regulation A offering. In total, the number was adjusted to 144,323 restricted Class A Common Stock valued at $796,663 to bring advisor's total stake to 5% of the Company's total outstanding shares as of the close of the Regulation A offering. The stocks were granted in two tranches, 50% on January 2021 and the remaining 50% on December 2021. These costs will be recognized as the shares vest, which will be 1/3 in January 2022, 1/3 in January 2023, and 1/3 in January 2024. The vesting per the foregoing vesting dates & schedule shall only commence when both the vesting date has been reached and upon a Liquidity Event.

In December 2021, the Company issued an additional 20,980 shares for a total of 21,782 shares issued for the broker compensation of 2% of the shares issued in the Regulation Crowdfunding offering. The shares are valued at $21,782 and recorded as additional offering costs.

During the year ended December 31, 2020, the Company raised gross proceeds of $221,456 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 40,119 shares of Class A Voting Common Stock at $5.52 per share. $15,427 of stock subscriptions were not received as of December 31, 2020 but are presented as an asset on the balance sheet due to receipt in 2021 and, therefore, is presented in the balance sheet as a stock subscription receivable. In addition, in December 2020, the Company issued 4,529 shares of Class A Voting Common Stock at $5.52 per share resulting in gross proceeds of $25,000 which were received in January 2021. As such, the total amount reflected as a subscription receivable on the balance sheet as of December 31, 2020 is $40,427. Funds in the amount of $38,189 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These amounts were received in 2021.

During the year ended December 31, 2020, the Company raised gross proceeds of $926,060 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 946,168 shares of Class A Voting Common Stock at $1.00 per share.

In December 2020, the Company issued 802 shares for the broker compensation of 2% of the shares issued in the Regulation A offering. The shares are valued at $4,429 and recorded as additional offering costs.

In July 2019, the Company issued 1,500,000 shares of Class B Voting Common Stock at $0.017 per share and 187,500 shares of Class B Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25,000 and $100, respectively. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements. As of both December 31, 2020 and December 31, 2021, there were 1,687,500 shares of Class B common stock issued and outstanding.

In July 2019, the Company issued 46,875 shares of Class A Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25. During the period ended December 31, 2019, the Company raised gross proceeds of $139,763 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 143,055 shares of Class A Voting Common Stock at $1.00 per share. As of December 31, 2019, 189,930 shares of Class A Voting Common Stock were issued and outstanding.

Warrants

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the

counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

In connection with the Company's Regulation A offering, the Company is required to pay a 5% commission in warrants for shares with the same terms as the offering. The offering closed on June 30, 2021 and, at that time, the warrant agreement became due. The warrant has an initial exercise date of June 30, 2021 and is exercisable at any time on or after the initial exercise date and up to five years thereafter. The Company sold 148,221 shares of Class A Voting Common Stock during its Regulation A offering and, therefore, the warrant carries a total option to purchase $7,411 shares of the same class of shares. The exercise price of the warrant is $5.52. The fair value of each share-based award was estimated using the Black- Scholes option pricing model. The Black-Scholes model is complex and dependent on key estimates by management. The total value of the options was determined to be $37,397 and was recognized as offering costs in equity due to being broker commission expenses in connection with the Regulation A offering.

The following is an analysis of warrants to purchase shares of the Company's stock issued and outstanding as of December 31,2021:

Exercise Price	Number Outstanding	Expiration Date
5.52	7,411	6/30/2026

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2021	-	-
Grants	7,411	$ 5.52
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	7,411	$ 5.52

NOTE 6: RELATED PARTY TRANSACTIONS

During 2021, the Company began producing the feature film, "Camp Hideout". It concluded filming during 2021 and is currently in the post-production phase. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority shareholders are also majority shareholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this money is classified as deferred revenue until post-production is finalized and the completed film is delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. Initial delivery of the feature is to be done no later than July 1, 2022 and complete delivery shall not be later than August 1, 2022.

Additional related party transactions are disclosed in Note 4, above.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We have adopted the new standard effective June 4, 2019 (inception).

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

As part of contracting professional services for the production of the movie, "Camp Hideout", the Company entered into agreements with certain contractors during 2020 upon which contingent liabilities may be due for an amount of up to 5% based on net profits. The Company has not generated net profits for the movie and, therefore, there are no amounts currently due.

Management's Evaluation

Management has evaluated all subsequent events through April 11, 2022, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.